

umicore



Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, February 16, 2010

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The following press releases:

- "Umicore invests in recycling of rechargeable batteries" dated 16 November 2009;
- "Solvicore becomes partner of the Zero CO2 yacht research expedition" dated 8 December 2009;
- "Transparency declarations by Barclays Bank PLC and BlackRock Investment Management (UK) Limited" dated 9 December 2009; and
- "Full year results 2009" dated 11 February 2010.

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corp. Dpt.

G. Nolens
Senior Vice-President Legal Affairs

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

Press release
CP-2009-31-R

Regulated Information

16 November 2009
08:00 CET

Umicore invests in recycling of rechargeable batteries

Umicore has decided to build an industrial scale recycling facility for end-of-life rechargeable batteries in Hoboken, Belgium. The investment will enable Umicore to deal with the expected growth in the availability of end-of-life Lithium-ion, Lithium-Polymer and Nickel Metal Hydride rechargeable batteries. The use of such batteries is set to grow substantially, particularly as a result of the increasing numbers of (hybrid) electric vehicles ((H)EVs) on the world's roads.

Increasingly stringent legislation is also placing a heavy premium on the efficient and eco-friendly recycling of end-of-life materials, such as used batteries[1].

Umicore currently operates a small scale facility which treats spent batteries that come primarily from portable electronic equipment such as mobile phones and laptop computers. The new facility will have an initial annual capacity of 7,000 tonnes. This is the equivalent of some 150,000 (H)EV batteries or 250 million mobile phone batteries. The plant, which involves an investment of € 25 million, is expected to start operating in the first half of 2011.

The new industrial operation will use Umicore's proprietary and patented Ultra High Temperature Smelting technology. This breakthrough recycling process has high metal yields and will drastically cut CO_2 emissions compared to the primary production of cobalt and nickel. Furthermore, this process is significantly more energy efficient than any other existing battery recycling process and also guarantees that no hazardous dioxins or other volatile organic compounds are released into the environment. It complies with the strictest regulations in terms of the required recycling yields.

Currently, the process allows for the recycling of cobalt, nickel, copper and other metals and is fully in line with Umicore's strategy of closing the materials loop. The scale-up of this new ultra high temperature smelting technology will also enable Umicore to test its suitability for recycling new streams of materials. For example, Umicore is working on developing a capability to recycle lithium for re-use in lithium-ion batteries, which are widely expected to become the battery of choice for (H)EVs.

[1] By 2012 in the European Union, for example, 25 % of all portable batteries placed on the market will have to be collected and recycled. This figure will rise to 45 % by 2016.

n.v. Umicore s.a.
Group Communications

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382



Umicore already counts a number of the world's leading electronics and automotive manufacturers among its key suppliers of recyclable materials. The move to electrified automotive transport is expected to be a global trend and Umicore will, in time, be evaluating the extension of this new recycling technology to other regions.

Umicore is also the world's largest recycler of precious metals and is a leading producer of key materials for rechargeable batteries.

For more information about Umicore Battery Recycling, please visit
http://www.batteryrecycling.umicore.com/

For more information

Investor Relations:

Mr. Geoffroy RASKIN +32 2 227 71 47 geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS +32 2 227 71 29 +32 476 98 01 21 bart.crols@umicore.com

Director of Group Communications:

Mr. Tim WEEKES +32 2 227 73 98 tim.weekes@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50 % of its revenues and spends approximately 80 % of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 9.2 billion (€ 2.1 billion excluding metal) in 2008 and currently employs some 14,000 people.

SolviCore
Fuel Cell Technologies

Press Release

08th December 2009

SolviCore becomes partner of the Zero CO_2 yacht research expedition

SolviCore becomes partner of the "Zero CO_2", the first hydrogen fuel cell powered yacht, built to study pollution in the Mediterranean. SolviCore will supply the fuel cell core components for the hydrogen fuel cell which powers the auxiliary electric engine that will propel the yacht during port manoeuvres and will also sponsor the research expedition.

SolviCore is a joint venture set up by Solvay and Umicore in 2006 to develop and manufacture Membrane Electrode Assemblies (MEA). The MEA is the heart of the fuel cell(*) in which hydrogen reacts with oxygen from the air to generate electricity, with water as sole byproduct.

The yacht is currently on display at the Paris Boat Show and will sail the Mediterranean from April to December 2010 to study pollution, analyze air, sea and port sediments. The yacht will visit some 30 ports. Other onboard power requirements will be driven by solar-, wind- and hydro-based renewable energy sources.

The crew of the yacht will also look into producing "green hydrogen" via the installation of solar panels and wind turbines on the roofs of port-side buildings in combination with water electrolysis, as a demonstration of how to produce and store hydrogen using renewable carbon-free energy sources.

(*) Fuel cell technology is based on the catalytic reaction of hydrogen and oxygen producing water, electricity and heat. It is likely to become a significant energy production technology in the medium and long term future for a wide variety of portable, stationary and automotive applications, such as batteries or power and heating cogeneration.

High resolution pictures, videos and further information are available at
www.zeroCO2sailing.com
www.solvicore.com

SolviCore GmbH & Co. KG
Rodenbacher Chaussee 4
D-63457 Hanau-Wolfgang
www.solvicore.com

Telephone: +49 6181 59-4435
Fax: +49 6181 59-4204
E-Mail: stefanie.seikel@solvicore.com

umicore

Share information
CP-2009-32-R

9 December 2009
08:30 CET

Transparency declarations by Barclays Bank PLC and BlackRock Investment Management (UK) Limited

On 7 December 2009, Barclays Bank PLC, with registered office at 1 Churchill Place, London, E14 5HP, United Kingdom, notified the CBFA and Umicore that on 1 December 2009 it had fallen below the statutory threshold of 3 %.

This drop is due to the fact that on 1 December 2009, Barclays Group sold to BlackRock the Barclays Global Investors business, including Barclays Global Investors Ltd., Barclays Global Investors (Deutschland) AG, Barclays Global Fund Advisors and Barclays Global Investors, NA. Accordingly, holdings of Barclays Global Investors Ltd., Barclays Global Investors (Deutschland) AG, Barclays Global Fund Advisors and Barclays Global Investors, NA are no longer attributable to Barclays Global Investors UK Holdings Ltd.

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/Barclays091207.pdf

n.v. Umicore s.a.
Group Communications

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

Subsequently, the same day, BlackRock Investment Management (UK) Limited, with registered office at 33 King William Street, London, EC4R 9AS, United Kingdom, notified the CBFA and Umicore that on 1st December 2009 it had crossed the statutory threshold of 5 %, holding 8.33 % of Umicore's shares and voting rights.

name	date	threshold	# voting rights	denominator	% voting rights
BlackRock Asset Management Japan Co. Ltd	01/12/2009		685,715	120,000,000	0.57%
BlackRock Advisors (UK) Limited	01/12/2009		2,282,251	120,000,000	1.90%
BlackRock Institutional Trust Company, N.A.	01/12/2009		4,048,823	120,000,000	3.37%
BlackRock Fund Advisors	01/12/2009		766,516	120,000,000	0.64%
BlackRock Asset Management Canada Ltd	01/12/2009		64,031	120,000,000	0.05%
BlackRock Advisors LLC	01/12/2009		74,000	120,000,000	0.06%
BlackRock Investment Management (Australia) Ltd	01/12/2009		2,550	120,000,000	0.00%
BlackRock Investment Management (Dublin) Ltd	01/12/2009		1,448	120,000,000	0.00%
BlackRock Fund Managers Ltd	01/12/2009		19,398	120,000,000	0.02%
BlackRock International Ltd	01/12/2009		45,841	120,000,000	0.04%
BlackRock Investment Management (UK) Ltd	01/12/2009		137,703	120,000,000	0.11%
BlackRock (Luxembourg) SA	01/12/2009		1,782,610	120,000,000	1.49%
BlackRock Investment Management LLC	01/12/2009		85,399	120,000,000	0.07%
TOTAL	**01/12/2009**	**> 5.00%**	**9,996,285**	**120,000,000**	**8.33%**

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/BlackRock091207.pdf

umicore

For more information

Investor Relations:

Mr. Geoffroy RASKIN	+32 2 227 71 47	geoffroy.raskin@umicore.com	

Media Relations:

Mr. Bart CROLS	+32 2 227 71 29	+32 476 98 01 21	bart.crols@umicore.com

Director of Group Communications:

Mr. Tim WEEKES	+32 2 227 73 98	tim.weekes@umicore.com	

Press Release
Regulated information
11 February 2010 - 07:30 CET
CP-2010-02-R

umicore

FULL YEAR RESULTS 2009

Highlights

Umicore's performance in the second half of 2009 improved substantially from the low levels seen in the first part of the year. This was primarily due to increasing sales in the Precious Metals Products & Catalysts businesses coupled with the positive impacts of the cost reduction measures taken to date.

- Revenues of € 1,723.2 million (€ 2,100.3 million in 2008);
- Recurring EBIT of € 146.4 million* (€ 354.6 million in 2008);
- EBITDA of € 259.4 million € 487.4 million in 2008);
- Net recurring profit (Group share) of € 81.9 million (€ 222.1 million in 2008);
- Adjusted basic EPS of € 0.73 per share (€ 1.93 per share in 2008);
- ROCE of 8.2 %.

The company generated strong positive cash flows throughout 2009:

- Operating cashflow of € 450.7 million (€ 370.3 million in 2008);
- Net debt of € 161.1 million at the end of 2009 (€ 328.6 million at end 2008), corresponding to a gearing ratio of 10.5 %.

The investment in longer-term growth initiatives has continued in 2009:

- R&D expenditure, including capitalised costs, was € 135.7 million, representing 6.9 % of revenues;
- Capital expenditures reached € 190.5 million.

Umicore's safety performance improved significantly in 2009.

An unchanged gross dividend of € 0.65 per share will be proposed to shareholders at the Annual General Meeting on 27 April.

Outlook

Umicore anticipates that recurring EBIT in 2010 will show a marked improvement compared to 2009, mainly reflecting the full year impact of the cost reduction programmes initiated in 2009. In addition there is likely to be a gradual recovery in revenues in many of Umicore's businesses. Supply conditions in the Precious Metals Services business should improve somewhat during the year, thereby partially offsetting the effects of lower received metal prices.

* Includes the € 8.9 million impact of the capitalization of development expenses in 2009.

Note: All comparisons are made with 2008, unless mentioned otherwise.

n.v. Umicore s.a.
Group Communications

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

Key figures (in million €)	H2 2008	H2 2009	2008	2009
Turnover	4,196.1	3,552.7	9,124.0	6,937.4
Revenues (excluding metal)	985.2	863.0	2,100.3	1,723.2
EBITDA	196.7	147.8	487.4	259.4
Recurring EBIT	139.8	96.9	354.6	146.4
of which associates	26.6	11.0	32.0	(6.1)
Non-recurring EBIT	(97.9)	(5.4)	(101.9)	(11.4)
IAS 39 effect on EBIT	(9.9)	1.6	(3.6)	6.2
Total EBIT	32.0	93.0	249.1	141.2
Recurring EBIT margin	11.5%	9.9%	15.4%	8.9%
Net recurring consolidated profit, Group share, without discontinued operations	84.9	62.2	222.1	81.9
Result from discontinued operations, Group share	(1.7)	(1.1)	(2.4)	(4.2)
Net consolidated profit, Group share, with discontinued operations	(17.0)	52.5	121.7	73.8
R&D expenditure	92.9	67.3	165.0	135.7
Capital expenditure	125.2	87.5	216.0	190.5
Net cash flow before financing	232.6	89.0	190.4	269.9
Total assets of continued operations, end of period	3,024.9	2,839.6	3,024.9	2,839.6
Group shareholder's equity, end of period	1,290.7	1,314.2	1,290.7	1,314.2
Consolidated net financial debt of continued operations, end of period	328.6	161.1	328.6	161.1
Gearing ratio of continued operations, end of period	19.8%	10.5%	19.8%	10.5%
Capital employed, end of period	1,897.8	1,765.8	1,897.8	1,765.8
Capital employed, average	1,994.8	1,761.0	1,989.8	1,788.1
Return on Capital Employed (ROCE)	14.0%	11.0%	17.9%	8.2%
Workforce, end of period	15,447	13,720	15,447	13,720
of which associates	5,334	4,405	5,334	4,405
Accident frequency rate			5.32	3.12
Accident severity rate			0.17	0.08

Figures linked to the 2008 income statement, except ROCE, have been restated for discontinued operations.

umicore

Key figures per share

(in €/share)	H2 2008	H2 2009	2008	2009
Total shares outstanding, end of period	120,000,000	120,000,000	120,000,000	120,000,000
of which treasury shares	7,757,722	7,506,197	7,757,722	7,506,197
Average number of shares, basic EPS	114,375,188	112,456,658	115,263,300	112,350,457
Average number of shares, fully diluted EPS	116,259,507	112,991,177	116,259,507	112,884,977
EPS adjusted excluding discontinued operations				
EPS, basic	0.74	0.55	1.93	0.73
EPS, diluted	0.73	0.55	1.91	0.73
EPS excluding discontinued operations				
EPS, basic	(0.13)	0.48	1.08	0.69
EPS, diluted	(0.13)	0.47	1.07	0.69
EPS including discontinued operations				
EPS, basic	(0.15)	0.47	1.06	0.66
EPS, diluted	(0.15)	0.46	1.05	0.65
Dividend (proposed)			0.65	0.65
Net cash flow before financing, basic	2.03	0.79	1.65	2.40
Total assets of continued operations, end of period	26.95	25.24	26.95	25.24
Group shareholder's equity, end of period	11.50	11.68	11.50	11.68

2008 figures have been restated for discontinued operations.

Segment split


Revenues
(excluding metal)
ZS 15%
AM 18%
PMS 21%
PMPC 46%
EBIT
(recurring)
ZS 16%
AM 11%
PMPC 17%
PMS 56%
Capital employed
(average)
ZS 16%
AM 26%
PMS 10%
PMPC 48%

AM = Advanced Materials; PMPC = Precious Metals Products & Catalysts;
PMS = Precious Metals Services; ZS = Zinc Specialties; Corporate not included

umicore

ADVANCED MATERIALS

Advanced Materials key figures (in million €)	H2 2008	H2 2009	2008	2009
Turnover	415.9	301.3	982.9	541.4
Revenues (excluding metal)	189.8	151.1	395.0	305.1
EBITDA	33.8	26.6	86.3	36.6
Recurring EBIT	33.3	21.1	71.1	21.6
of which associates *	13.9	9.7	18.7	5.1
Total EBIT	10.4	25.1	48.3	28.6
Recurring EBIT margin	10.2%	7.5%	13.3%	5.4%
Capital expenditure	35.0	18.1	52.3	51.0
Capital employed, end of period	464.4	442.7	464.4	442.7
Capital employed, average	473.8	447.6	468.4	453.0
Return on Capital Employed (ROCE)	14.0%	9.4%	15.2%	4.8%
Workforce, end of period	6,198	5,294	6,198	5,294
of which associates *	4,550	3,647	4,550	3,647

* Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives

Overview and outlook

Revenues of Advanced Materials were down 23 % in 2009. Revenues in the second half of the year were at the same level as in the first half despite the usual negative seasonal effects.

The recurring EBIT was down significantly in 2009 but improved sharply in the second half compared to the first part of the year as a result of better performance in Cobalt & Specialty Materials and Thin Film Products. The contribution of associates improved in the second half due to the positive impact of the cost reductions at Element Six Abrasives.

For 2010 an overall improvement in performance is expected. The demand for rechargeable battery materials is set to recover. In Electro-Optic Materials a steady performance is expected in 2010, while in Element Six Abrasives the cost reduction measures are to be fully felt.

Cobalt & Specialty Materials

After a weak first half of the year, sales of Li-ion cathode materials improved in the second half, as de-stocking came to an end and end-user demand started to recover. During 2009, a trend of increased use of slightly lower performance battery cells was noticed for notebook PCs, as well as further substitution from lithium cobaltite to nickel-manganese-cobalt (NMC) cathode materials. Overall revenues for rechargeable battery materials were down significantly year-on-year.

The capacity and capability expansion for new materials in the Korean and Chinese plants is now fully operational. As a result the business has been able to expand its product and customer portfolio and recorded significantly higher sales of new NMC materials in 2009. Deliveries of cathode materials for hybrid and electric vehicles gained strong momentum in the second half of the year and are expected to grow significantly faster than the overall Li-ion battery market in coming years.

The weaker activity levels in the construction and automotive industries, combined with de-stocking at customers caused a severe dip in sales volumes of cobalt fine powders especially for those used in hard metals. Although volumes increased somewhat in the second half of the year, they remained well below the levels of 2008.

Ceramics & Chemicals continued to post a resilient performance with stable volumes and premiums through the year. Despite weaker market conditions, the business benefited from its good competitive positions, its well balanced product portfolio and extensive distribution network. In the first six months cobalt oxides and salts were the main contributors to the performance, whereas the second half was characterised by increasing sales of nickel specialties.

The refining and recycling activity in the unit's Chinese operations performed well, particularly in the second half of the year, as cobalt prices rose. The Belgian refining and recycling plant experienced temporary shutdowns due to scarcity in secondary materials.

Electro-Optic Materials

Revenues of the business unit were up slightly, year-on-year. Sales volumes of germanium semiconductor substrates were somewhat lower than in 2008. Lower substrate volumes for the emerging terrestrial CPV (concentrator photovoltaics) market and lower volumes resulting from the normal fluctuations in the satellite business were not fully compensated by the growing demand for ultra high-brightness LEDs. The increased demand for these LEDs stems from their use in applications such as car head and tail lights and LED television screens. The new germanium substrates facility in Quapaw, US, is scheduled to start qualifying with customers in the first half of 2010.

Sales of germanium materials for infrared optical applications were strong throughout the year. Sales volumes of germanium blanks grew in line with the market. However, sales of the low germanium containing GASIR® lenses, mainly used for commercial thermal imaging, were lower. Increased demand for non-automotive uses was offset by weak demand for driver vision enhancement systems used in cars. Sales of germanium tetrachloride for optical fibres were lower, in line with reduced demand for fibre optic networks. Umicore was able to develop new business in Asia for this application.

Thin Film Products

Sales of materials for optical applications were stable throughout the year, slightly below the level of 2008. Ophthalmic applications were quite resilient to the economic downturn. Sales of materials for electronic applications started to improve in the second half in line with the observed trends in the semiconductor market.

In large area coatings, revenues rose above 2008 levels, as a result of increased sales of rotary ITO targets. The interest in Umicore's rotary targets continues to grow, mainly for glass coating and thin-film photovoltaics uses. Umicore has stepped up development efforts to meet the growing demand for such rotary targets.

Element Six Abrasives

In the second half, sales of abrasive products for Oil & Gas drilling applications recovered from the lows of the first half. Customer de-stocking came to an end in the third quarter and demand improved as rising oil and gas prices led to increased drilling activity towards the end of the year.

Demand for advanced abrasive products used in the automotive industry improved in the latter part of the second half, while sales of products used in construction and mining applications were relatively stable through the year.

Sales of cemented carbide products for use in mining and road construction were also stable, although at a somewhat lower level than in 2008.

The far-reaching cost reduction programme initiated at the end of 2008, had been largely implemented by the end of 2009. It has resulted in a significant streamlining of manufacturing capacity and reduction of workforce.

PRECIOUS METALS PRODUCTS & CATALYSTS

Precious Metals Products & Catalysts key figures (in million €)	H2 2008	H2 2009	2008	2009
Turnover	1,430.2	1,197.3	3,267.2	2,251.2
Revenues (excluding metal)	450.0	421.9	1,001.5	809.8
EBITDA	34.8	59.3	134.5	69.7
Recurring EBIT	20.2	41.8	103.1	32.7
of which associates *	13.4	1.1	14.8	(9.5)
Total EBIT	3.8	37.8	90.3	24.5
Recurring EBIT margin	1.5%	9.6%	8.8%	5.2%
Capital expenditure	48.0	33.7	73.3	62.6
Capital employed, end of period	876.6	825.8	876.6	825.8
Capital employed, average	931.0	816.9	913.9	826.8
Return on Capital Employed (ROCE)	4.5%	10.2%	11.5%	4.0%
Workforce, end of period	4,403	3,767	4,403	3,767
of which associates *	272	285	272	285

* ICT Co. Japan, ICT Inc. USA, Ordeg Korea, (all Automotive Catalysts); SolviCore (Catalyst Technologies)

Figures linked to the 2008 income statement, except ROCE, have been restated for discontinued operations, following the sale of the Electronic Packaging Materials operations.

2009 figures exclude the battery recycling activities, which are now reported in Precious Metals Services.

Overview and outlook

Revenues of Precious Metals Products and Catalysts were down 19 % in 2009. Revenues in the second half of the year were 9 % above the levels of the first half, however, largely due to the improved business environment in Automotive Catalysts and Technical Materials.

The recurring EBIT was well down on the levels of 2008. Earnings rebounded in the second half, however, with the cost reduction measures implemented in Automotive Catalysts and Technical Materials starting to have a positive impact.

The Precious Metals Products & Catalysts' performance is anticipated to improve significantly in 2010. The Automotive Catalysts and Technical Materials business units will benefit from the cost reduction efforts and expected improvement in market demand. The other business units are expected to perform at similar or slightly higher levels than in 2009.

Automotive Catalysts

Global light duty vehicle production for the second half of the year was up 26 % versus the first half and 7 % year-on-year. On a full year basis, however, production declined by some 13 % compared to 2008. Umicore's automotive catalyst sales volumes were down in similar proportions. The recovery in Umicore's automotive catalyst revenues in the second part of the year was less pronounced than for global car production volumes. The heavier weight of China and other emerging economies in global car production resulted in a higher proportion of smaller engines being built globally. These emerging economies also have less demanding emission regulations and therefore less demanding catalyst requirements. Moreover, in the Western

umicore

regions a clear shift to smaller vehicles has also led to a reduction in the average value of catalyst systems supplied. Vehicle sales were heavily supported by government incentive schemes across regions, in the second half of the year in particular.

In Europe, light duty vehicle production was up 13 % compared to the first half year and level with the second half of 2008. The various scrapping schemes were a significant driver in this improvement. The resulting purchase of smaller, mainly gasoline-powered cars resulted in a decrease in the market share of diesel-powered vehicles. Overall production figures were still 20 % down on a full year basis.

North America showed the most notable improvement of 46 % from a particularly weak first half, although production remained 10 % below the levels of the second half of 2008. Overall production figures were some 32 % down on a full year basis. The South American market recovered from the drop in the first half with total 2009 car production only slightly below that of 2008.

In China car production continued to grow, supported by government tax incentives. Production was up 81 % year on year for the second half and 47 % for the full year. China has now clearly become the country with the largest car production volumes. Umicore benefited from its leading position in the Chinese and South Korean markets. In Japan the situation was similar to North America with a recovery of some 36 % compared to the first half (15 % down compared to the second half of 2008). Full year production was down 30 %. In South Korea a similar recovery was noted with an improvement of 29 % versus the first six months. As the decrease had not been as severe in the first half, the full year reduction was limited to 8 %. Similarly to Japan, South Korea was affected by lower export volumes to Europe and North America, but in South-Korea this was partially offset by a good recovery of domestic demand in the second part of the year.

Over the course of 2009, Umicore secured business awards in every regional market, which improved its mix relative to engine size and consumer behaviour. Umicore also secured a number of heavy-duty diesel contracts and continues to develop its capabilities in this segment.

Umicore has implemented measures to adjust its production infrastructure and further enhance the efficiency of its operations with regard to current and anticipated market developments. This had a strong impact on operating performance in the second half. The production footprint in Europe, North America and South Africa has been adjusted. The testing configuration has been adapted to maximize the use of in-house capabilities. In China it was decided to build an additional production line in the Suzhou plant, to support the growth of Umicore's business in the region. The new line will add capacity and capabilities.

Catalyst Technologies

Revenues of Precious Metals Chemistry recovered in the second half of the year, reaching the levels seen in 2008. Sales of precursors for automotive catalysts improved in line with production in that sector. A similar trend was felt in other catalytic and non-catalytic products serving the chemical industry. Sales of products for life science applications and pharmaceuticals performed well throughout the year. The new plant in Pilar, Argentina, has started production of APIs for the local market and is applying for GMP ("Good Manufacturing Practices") qualification.

In Fuel Cells, the level of public funding for the SolviCore joint-venture increased and revenue levels continued to grow steadily. A number of initiatives by major automotive and infrastructure suppliers have been launched that should support the introduction of fuel-cell powered electrical vehicles.

Platinum Engineered Materials

Activity levels at high purity glass manufacturers moved from idle early in the year to almost full production capacity utilization in the second half of 2009, as the demand for LCD monitors continued to grow. Although inventories of platinum manufacturing equipment in the supply chain had been cleared, sales of these products to glass manufacturers were lower year on year, as maintenance and replacement of glass manufacturing equipment was postponed. Sales of equipment for the production of optical, technical and fibre glass remained subdued throughout the year.

In the area of performance catalysts, sales levels remained low. In the fertiliser industry, which is the product's main customer base, the tight credit market combined with rising gas prices had a negative impact on activity levels in Eastern Europe and elsewhere, starting in the second quarter of the year.

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Technical Materials

Revenues for Contact Materials for the second half of the year were better than in the first six months, but remained below the levels of the previous year. The de-stocking by key customers now seems to have run its course. Sales of materials for power distribution have continued to perform well, while sales of products destined for low and medium voltage electrical (automation) equipment improved towards the end of the year.

For brazing alloys the improvement was less pronounced. Although some upturn was recorded for products used in air-conditioning and automotive applications, the tooling market continued to be impacted by weaker demand and customer de-stocking. Overall revenues for the period were below those of the first half and compared to the same period in 2008. The activities in Yangzhong, China, were wound down at the end of the year with production of silver brazing products being moved to the Suzhou site in China.

The smaller Power Technology Materials activity performed steadily. The application areas for these products include energy saving lighting, medium and high voltage electrics which have seen little impact from the economic downturn.

Jewellery & Electroplating

In Jewellery and Industrial Metals, sales of gold semi-finished products were much lower year-on-year. Global jewellery sales only showed a pick-up in the last weeks of the year reflecting the Christmas gift season. The gold recycling activity performed well due to a rising gold price and resulting high demand for recycling services of old jewellery and other secondary gold-containing materials.

Sales of silver products were up year-on-year mainly due to increased demand for silver coinage for investment purposes and also for a number of industrial applications, such as equipment for manufacturing of high purity silicon used in electronics and photovoltaics. However, the strong performance of the first half year was not repeated in the second half as customers ran down excess inventory built up in the first part of the year

In Electroplating, sales of products for electrical, electronic and decorative applications were well below those of the previous year. Demand recovered somewhat in the second half, leading to an improvement in the sales of coating solutions for the electronics and automotive sectors. In the Asian jewellery market there was a surge in demand for rhodium electrolytes used in white gold jewellery, largely driven by the lower rhodium price.

The new plant in Foshan, Guangzhou, China, was opened in September and is now fully operational.

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PRECIOUS METALS SERVICES

Precious Metals Services key figures (in million €)	H2 2008	H2 2009	2008	2009
Turnover	2,026.4	1,781.1	4,145.3	3,610.7
Revenues (excluding metal)	212.7	167.9	420.1	353.6
EBITDA	112.2	64.5	218.2	140.9
Recurring EBIT	97.8	44.5	183.7	104.7
Total EBIT	96.2	42.8	182.0	96.8
Recurring EBIT margin	46.0%	26.5%	43.7%	29.6%
Capital expenditure	28.0	18.2	60.9	45.7
Capital employed, end of period	221.1	151.1	221.1	151.1
Capital employed, average	234.3	159.5	229.5	177.0
Return on Capital Employed (ROCE)	83.5%	55.8%	80.1%	59.2%
Workforce, end of period	1,514	1,486	1,514	1,486

2009 figures include the battery recycling activities, previously reported in Precious Metals Products & Catalysts.

Overview and outlook

Revenues of Precious Metals Services were down 16 % in 2009. Revenues in the second half of the year were 10 % below the levels of the first half and reflected a gradual normalization of business conditions compared to the exceptional levels seen in previous periods.

The recurring EBIT was down 43 % compared to 2008 with a lower contribution from both the refining and metals management activities. As with revenues the lower recurring EBIT in the second half of the year reflected more normalized business conditions.

The raw materials availability is set to improve for Umicore's precious metals refining activities in 2010. The protection offered by contracts secured at higher metal prices is rolling off gradually, however. The business group is forecasted to incur higher levels of development costs for the battery recycling activities, which are now reported in this segment, and for other process development initiatives.

Precious Metals Refining

The refining operations continued to produce very strong results. As anticipated, however, the performance did not reach the extraordinary levels seen in 2008 due to lower received metal prices and somewhat lower refining charges.

The less attractive supply mix seen in the first part of the year impacted the margins generated from refining operations in the second half. The non-ferrous industry, which experienced some sharp production cuts in late 2008 and early 2009, has gradually re-started or increased production. This should benefit the supply of secondary materials in 2010. Arrivals of spent automotive catalysts followed a similar trend, being low throughout the year and showing limited improvement towards the end of the year. Electronic scrap arrivals remained at a high level throughout the year, helped by a high gold price and the impact of the legislative framework in Europe. Arrivals of industrial catalysts were also stable with a growing share of fine chemistry and pharmaceutical catalysts.

Although pgm prices were on an upward curve throughout the year, average prices, especially rhodium, were significantly lower than in 2008. This affected the metal component in the unit's revenues.

The protection afforded by those contracts which were secured at much higher price levels, also gradually reduced through the year. Average prices for a number of minor metals such as selenium, indium and nickel were also lower year on year.

Revenues generated by by-products were significantly lower year-on-year. Although the demand for sulphuric acid picked up towards year end, the contribution from this source over the year remained negative.

Umicore decided to close the commercial and sampling activities of the business unit in Hanau, Germany and to consolidate these activities in Maxton, USA, and Hoboken, Belgium. This process will be completed in the course of 2010.

Working capital was reduced further in the second half of the year, despite rising metal prices.

Precious Metals Management

As was the case in the first half, physical sales and metal leases were down year-on-year. Demand for precious metals was lower, with strong sales of palladium to the automotive catalyst sector in China being the only exception of note. The unit started to benefit from higher levels of volatility on the pgm markets in the last few weeks of the year.

Sales of gold bars to investors remained at high levels although demand slowed somewhat after the gold price rose above 1,000 USD/tr.oz.

Battery Recycling

As previously announced, Umicore has decided to build an industrial scale recycling facility for end-of-life rechargeable batteries at the Hoboken site in Belgium. The plant, with an initial annual capacity of 7,000 tonnes, involves an investment of € 25 million and is set to become operational in 2011.

The investment will enable Umicore to capture the expected growth in the availability of end-of-life Lithium-ion, Lithium-Polymer and Nickel Metal Hydride rechargeable batteries. The use of such batteries is set to grow substantially, particularly as a result of the increasing numbers of (hybrid) electric vehicles ((H)EVs) on the world's roads. The new facility will also process production scrap generated during the battery production process.

Umicore is in commercial discussion with the major producers of electrified vehicles and their battery suppliers, as well as those manufacturers that have plans to build such vehicles or batteries in the future.

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ZINC SPECIALTIES

Zinc Specialties key figures (in million €)	H2 2008	H2 2009	2008	2009
Turnover	300.5	263.8	690.5	516.6
Revenues (excluding metal)	132.7	122.0	283.7	254.6
EBITDA	27.2	17.3	66.2	47.9
Recurring EBIT	16.7	9.9	46.6	29.5
of which associates *	0.8	1.9	1.7	3.1
Total EBIT	7.9	12.3	32.3	37.0
Recurring EBIT margin	12.0%	6.5%	15.8%	10.4%
Capital expenditure	8.1	10.2	18.5	16.8
Capital employed, end of period	272.8	289.9	272.8	289.9
Capital employed, average	289.4	288.0	301.4	280.7
Return on Capital Employed (ROCE)	10.9%	6.9%	15.2%	10.5%
Workforce, end of period	2,229	2,128	2,229	2,128
of which associates *	512	473	512	473

* Rezinal (Zinc Chemicals); Ieqsa (Building Products)

Figures linked to the 2008 income statement, except ROCE, have been restated for discontinued operations, following the sale of the lead sheet operations of Building Products.

Overview and outlook

Full year revenues in Zinc Specialties were down 10 % in 2009. Revenues in the second half of the year were 8 % below the levels of the first half reflecting normal seasonal trends in both Building Products and Zinc Chemicals.

The recurring EBIT was down 35 % compared to 2008 with a marked decrease in both Building Products and Zinc Chemicals. Recurring EBIT was significantly lower in the second half compared to the first half for both business units, reflecting seasonal trends and a business environment that remained weaker than in the previous years.

An improvement is expected in the sales volumes of zinc chemical products in the second half of 2010. Margins in the recycling activities, however, are foreseen to taper off reflecting the evolution of the zinc price component in supply contracts. Demand from the building industry in Europe remains uncertain at this stage and is not expected to be much higher than in 2009, although some support is foreseen to come from renovation activities and public spending.

Zinc Chemicals

Revenues for Zinc Chemicals were down year-on-year and compared to the first half. Demand for both zinc oxide and fine zinc powders was significantly lower in 2009. However, de-stocking in most end-user industries now seems to have come to an end. Product premiums were lower year-on-year reflecting the reduced demand. The zinc recycling operations continued to perform well, benefiting from a higher received recycling margin resulting from longer term contracts entered into at a time of higher zinc prices.

The market for anti-corrosive paint pigments remained weak in the second half. Activity levels in the sea container sector as well as industrial and marine construction projects remained low. Sales of compounds and catalysts for chemical applications showed some improvement compared to the first half of the year.

Markets for most zinc oxide applications, such as ceramics, tyres and wood protection, did not see any significant recovery in the second half. Sales volumes of feed-grade zinc oxide remained low.

Demand for zinc powders used in primary battery has held up relatively well despite the economic downturn. Sales recovered compared to the first half levels, but remained below 2008 levels. Product premiums were stable.

Building Products

Sales in the second half of the year were lower than the equivalent period in 2008. Sales volumes stabilised in France and Benelux in the second half of 2009. The markets in Germany, Eastern and Northern Europe remained depressed, however. Sales in new overseas markets grew further from a small base, mainly driven by increased use of zinc envelopes in architectural projects.

The business performed better than the general construction sector due to its exposure to renovation and infrastructure projects. Sales of high value added pre-weathered products continued to grow well and make up close to 50 % of all revenues. As a result, despite the economic slowdown, average product premiums were slightly up as these higher added-value products grew as a proportion of the product mix.

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GROUP ITEMS

Corporate key figures (in million €)	H2 2008	H2 2009	2008	2009
EBITDA	(11.2)	(19.8)	(17.7)	(35.8)
Recurring EBIT	(28.1)	(20.3)	(49.9)	(42.2)
of which associates *	(1.4)	(1.8)	(3.2)	(4.8)
Total EBIT	(86.4)	(25.0)	(103.8)	(45.7)
Capital expenditure	6.2	7.4	11.0	14.4
Capital employed, end of period	62.9	56.4	62.9	56.4
Capital employed, average	66.2	49.0	76.6	50.6
Workforce, end of period	1,103	1,045	1,103	1,045
of which associates *	-	-	-	-

* HyCore

Corporate overview

Overall corporate costs were 15 % lower than in 2008. Overhead costs were reduced significantly by 25 %, while Group level research costs were slightly up.

Research & development

Overall R&D expenditure (which includes Group level efforts and those of the business units) was € 135.7 million, of which some € 8.9 million were capitalised. Excluding the associates contribution of € 16.1 million, this corresponds to 6.9 % of revenues. Overall R&D spend is down on the € 165.0 million reported for 2008, but relative to revenues the effort is steady (7.1 % in 2008). During the year 41 patent families were filed.

In Advanced Materials research and development efforts were stepped up both in Cobalt & Specialty Materials and Electro-Optic Materials, but the R&D spend was down in Element Six Abrasives. In Automotive Catalysts R&D expenditures were lower year on year, in line with the revenues evolution and as a result of the efficiency improvements in testing activities, while in the other Precious Metal Products & Catalyst business units the overall level was higher. R&D spend in Precious Metals Services now includes the effort related to the battery recycling activities. In Zinc Specialties and Corporate overall R&D spend was slightly up.

In the Recycling and Extraction Technology R&D platform main efforts went to the further development of advanced ultra-high-temperature processes. This resulted in a first industrial application with the decision to build a battery recycling plant. This facility will also serve as a pilot for testing and developing recycling processes of other waste streams. Within the Fine Particle Technology platform the exploration effort for new material applications was intensified. A clear focus was set on new rechargeable battery materials and precursors as well as nano-sized catalytic particles for use in automotive catalysts and fuel cells. In the Support platforms the capacity for virtual experimentation was fully utilised, allowing the internalisation of diverse modelling both for the development of own production processes as for the assessment of Umicore product characteristics in their application.

After the finalisation of feasibility study for the HyCore solar-grade silicon pilot plant, it was decided to put the research project on hold. The facilities that were built in Porsgrunn, Norway, and in Olen, Belgium, in anticipation of the pilot plant were impaired in 2009.

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Environment, health & safety

The Group safety performance showed a marked improvement. Accident frequency in 2009 was 3.12 compared to 5.32 in 2008 and beating the improvement target which had been set at 3.50. The accident severity rate improved to 0.08 from 0.17 in 2008, and was also ahead of the 0.13 improvement target. These improvements can be ascribed to the combination of specific business unit initiatives and the initial benefits of a new Group safety initiative launched in early 2009.

Further progress was made towards completing the remediation of the historical pollution at the sites in Belgium and France. While the soil remediation in the nearby residential areas of the Flemish sites had been completed in the past, remediation in the wider surroundings of Hoboken and Umicore's former Balen site are on-going in the framework of the agreement with the Flemish Authorities. Remedial actions on the Hoboken and Olen sites themselves are also ongoing.

In Viviez, France, following the granting of the final approval, Umicore initiated the preliminary work to stabilise and dispose of contaminated soil as part of a large-scale remediation programme to be executed by 2014.

During the environmental risk assessment, which is performed on each of Umicore's industrial sites, groundwater pollution had been detected in Guarulhos, Brazil. This historical pollution dates from before 2003, when Umicore purchased these operations. Umicore has initiated immediate measures to stop the spreading of this contamination to the neighbouring areas. These actions are to be completed in 2010. Meanwhile the company is investigating the most cost-effective way to remediate the pollution and has booked the necessary provisions.

In 2009 the list of raw materials, intermediates and products for REACH registration was fine-tuned, and communication with customers and suppliers has started for the identification of the applications to be covered. Umicore also continued its involvement in various consortia with other companies in order to optimize the process for collecting the necessary data for its most important substances. Umicore is seeking the most efficient way to prepare for registration of the materials and products subjected to REACH.

Cost reduction measures

Umicore continued to adapt its operations to the current global economic situation. Since the start of 2009 the workforce at fully consolidated companies has been reduced by more than 800 people, primarily in the Precious Metals Products & Catalysts business group. In addition, the workforce at associated companies has been reduced by more than 900 people.

Implementation of a number of measures that were announced previously in Germany and at Umicore's associated company, Element Six Abrasives, will be finalised in 2010. The related costs were provisioned in 2009.

Most of the employees who were affected by temporary unemployment or work time reduction measures had returned to normal work regimes by year end.

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FINANCIAL REVIEW

Dividend and shares

A gross dividend of € 0.65 per share, equal to the dividend distributed for the year 2008, will be proposed to shareholders at the Annual General Meeting on 27 April.

On 31 December 2009 Umicore held 7,506,197 of its own shares in treasury, or 6.26 %. At 10 February 2010 Umicore held 7,414,222 in treasury, representing 6.18 % of the Group's outstanding shares.

Non-recurring items and IAS 39

Non-recurring EBIT totalled € -11.4 million, impacting the Group share in the net result by € -8.9 million.

Restructuring costs and provisions amounted to € 38.4 million. In Advanced Materials (€ 11.1 million), these relate primarily to the cost reductions in Element Six Abrasives and the closure of the Cobalt & Specialty Materials plant in Maxton, US. Costs of € 16.0 million in Precious Metals Products & Catalysts relate mainly to cost reduction measures in Automotive Catalysts and Technical Materials, including the closure of the Yangzhong brazing alloys operation in China. The closure of the commercial and sampling activities in Hanau and Alzenau resulted in a cost of € 9.0 million in Precious Metals Services. The optimisation of the overhead structure in the Hanau support functions are the main element in the Corporate restructuring costs of € 2.3 million.

Reversal of metal impairments on permanent metal inventories amounted to € 26.8 million, and mainly related to zinc inventories. These reversals are non-cash in nature. Following the appreciation of the Nyrstar share through the year, Umicore booked a reversal on impairment of € 32.3 million for its 5.25 % shareholding in the company. In line with IFRS, this reversal was however not recorded in the income statement, but in equity.

IAS 39 accounting rules had a positive effect on EBIT of € 6.2 million. The impact concerns timing differences imposed by IFRS that relate primarily to transactional and structural metal and currency hedges. All IAS 39 impacts are non-cash in nature.

Discontinued operations

In the course of the period Umicore sold its lead sheet business in Overpelt, Belgium, and its Electronic Packaging Materials activities. The Group also disposed of its stake in Duksan Hi Metal Co. Ltd in South Korea. The combined proceeds of these transactions are € 22.5 million.

Discontinued operations had a net negative impact on Umicore's result of € 4.2 million.

Financial results and taxation

Net financial charges totalled € 35.9 million, well down from € 52.0 million in 2008. Net interest charges were € 13.1 million, down from € 31.7 million the previous year, mainly as a result of a decreased need for funding, driven by lower working capital requirements and lower interest rates The average interest rate on net debt stood at 3.94 %, down from 5.83 % in 2008. Net exchange rate losses amounted to € 6.6 million, including a € 2.2 million loss linked to the IAS 39 impact.

The tax charge for the year amounted to € 20.7 million. The recurring tax charge for the period was € 24.6 million. A tax gain of € 1.4 million, related to the IAS 39 effect, and a tax gain of € 2.6 million connected to the non-recurring results, reduced the total tax charge. The overall recurring effective tax rate was 20.7 % versus 27.0 % in 2008. The reduction in tax rate can be attributed to the change in geographic spread of the earnings generated.

Cashflows

Net cashflow from operations was € 450.7 million, as operating profits were supplemented by strong working capital reductions, totalling € 201.8 million.

Capital expenditures totalled € 190.5 million. The investments in Korea and China to add capabilities and capacity for rechargeable battery materials were finalised in the first half of the year. The construction of the substrates plant in Quapaw, US, was completed at the end of the year. Further automotive catalyst testing and technology infrastructure was installed in Hanau, Germany. In China a new jewellery products and recycling facility was inaugurated, and part of the Yangzhong activities were moved to the Technical Materials' Suzhou site. At Precious Metals Refining

investments were made to further upgrade the Hoboken plant.

The capital expenditures include € 20.8 million of intangibles such as development costs for new information systems and the capitalized R&D costs, which amounted to € 8.9 million.

Financial debt

At 31 December Umicore's net financial debt stood at € 161.1 million, down from € 239.0 million at 30 June, and € 328.6 million at the start of the year. The further reduction in the last six months of the year was mainly due to a stronger operating profit and further working capital inflows.

Total equity at 31 December stood at € 1.366.7 million. Gearing ratio (net debt / net debt + equity) therefore stood at 10.5 %.

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CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF 2009

The condensed consolidated financial information in this press release is an extract from the consolidated financial statements which will be published in April 2010 for submission to the Ordinary General Meeting of Shareholders on 27 April 2010. These consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as adopted by the EU.

Financial auditor statement

The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Raf Vander Stichele, has confirmed that his audit work, which is substantially complete, has not to date revealed any significant matters requiring adjustments to the 2009 Consolidated income statement, the 2009 Consolidated statement of comprehensive income, the 2009 Condensed income statement of discontinued operations, the 2009 Consolidated balance sheet, the 2009 Consolidated statement of changes in the equity of the Group or the 2009 Consolidated cash flow statement included in this press release.

Brussels, 10 February 2010

PricewaterhouseCoopers Bedrijfsrevisoren / Reviseurs d'Entreprises,
Represented by

Raf Vander Stichele
Bedrijfsrevisor

Management responsibility statement

We hereby certify that, to the best of our knowledge, the condensed Consolidated Financial Information,gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the reporting year 2009. The commentary on the overall performance of the Group from page 1 to 16 in our view offers a fair and balanced review of the overall performance of the business during 2009.

Brussels, 10 February 2010

On behalf of the Executive Committee,

Marc Grynberg
Chief Executive Officer

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Consolidated income statement

(in million €)	2008	2009
Turnover	9,124.0	6,937.4
Other operating income	102.7	73.2
Operating income	9,226.7	7,010.7
Raw materials and consumables	(7,706.5)	(5,867.3)
Payroll and related benefits	(603.9)	(577.4)
Depreciation and impairments	(165.5)	(83.1)
Other operating expenses	(441.8)	(333.2)
Operating expenses	(8,917.7)	(6,861.0)
Income (loss) from other financial assets	(68.1)	0.5
Result from operating activities	240.9	150.1
Financial income	10.2	5.6
Financial expenses	(54.8)	(34.9)
Foreign exchange gains and losses	(7.4)	(6.6)
Share in result of companies accounted for using the equity method	8.2	(9.0)
Profit (loss) before income tax	197.2	105.2
Income taxes	(66.9)	(20.6)
Profit (loss) from continuing operations	130.3	84.7
Profit (loss) from discontinued operations	(2.4)	(4.2)
Profit (loss) of the period	127.9	80.5
of which minority share	6.2	6.7
of which Group share	121.7	73.8
(in € / share)		
Basic earnings per share from continuing operations	1.08	0.69
Total basic earnings per share	1.06	0.66
Diluted earnings per share from continuing operations	1.07	0.69
Total diluted earnings per share	1.05	0.65

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the changes in equity and the cash flow statement have not been restated.

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Consolidated statement of comprehensive income

(in million €)	2008	2009
Profit (loss) of the period	127.9	80.5
Changes in available-for-sale financial assets reserves	(8.8)	33.4
Changes in cash flow hedge reserves	40.2	(56.5)
Changes in post employment benefit reserves	(1.4)	(12.3)
Changes in deferred taxes directly recognized in equity	(13.4)	21.8
Changes in currency translation differences	(37.3)	39.2
Other comprehensive income	(20.7)	25.6
Other comprehensive income from discontinued operations	2.6	-
Total comprehensive income for the period	109.8	106.1
of which minority share	(0.1)	12.4
of which Group share	109.9	93.7

Condensed income statement of discontinued operations

(in million €)	2008	2009
Operating income	43.4	17.2
Operating expenses	(45.7)	(21.4)
Income (loss) from other financial assets	0.2	-
Result from operating activities	(2.1)	(4.2)
Finance cost - Net	(0.1)	-
Profit (loss) before income tax	(2.1)	(4.2)
Income taxes	(0.3)	-
Profit (loss) of the period	(2.4)	(4.2)
of which Group share	(2.4)	(4.2)

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Consolidated balance sheet

(in million €)

	31 / 12 2008	31 / 12 2009
Non-current assets	1,130.4	1,243.6
Intangible assets	123.1	139.0
Property, plant and equipment	709.2	763.8
Investments accounted for using the equity method	169.1	166.4
Available-for-sale financial assets	26.0	57.9
Loans granted	2.5	8.5
Trade and other receivables	11.3	12.0
Deferred tax assets	89.1	96.1
Current assets	1,894.5	1,596.1
Loans granted	2.2	6.9
Inventories	898.5	886.0
Trade and other receivables	708.1	509.8
Income tax receivables	30.6	8.0
Available-for-sale financial assets	-	0.1
Cash and cash equivalents	254.9	185.3
Total assets	3,024.9	2,839.6
Equity of the Group	1,332.4	1,366.7
Group shareholders' equity	1,290.7	1,314.2
Share capital and premiums	502.9	502.9
Retained earnings	1,084.6	1,086.0
Currency translation differences and other reserves	(119.0)	(96.4)
Treasury shares	(177.7)	(178.4)
Minority interest	41.7	52.5
Non-current liabilities	739.3	516.1
Provisions for employee benefits	162.9	182.9
Financial debt	422.5	175.8
Trade and other payables	5.6	5.5
Deferred tax liabilities	49.9	31.4
Provisions	98.4	120.6
Current liabilities	953.3	956.7
Financial debt	165.8	186.1
Trade and other payables	671.7	689.4
Income tax payable	37.4	29.1
Provisions	78.3	52.1
Total equity & liabilities	3,024.9	2,839.6

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the changes in equity and the cash flow statement have not been restated.

Consolidated statement of changes in the equity of the Group (in million €)	Share capital & premiums	Reserves	Currency translation & other reserves	Treasury shares	Minority interest	Total for continuing operations	Equity of discontinued operations	Total equity
Balance at the beginning of 2008	469.4	1,427.8	(109.1)	(297.0)	42.0	1,533.2	(2.6)	1,530.6
Result of the period	-	121.7	-	-	6.2	127.9	-	127.9
Other comprehensive income for the period	-	-	(14.5)	-	(6.2)	(20.7)	2.6	(18.0)
Total comprehensive income for the period	-	121.7	(14.5)	-	(0.1)	107.2	2.6	109.8
Changes in share-based payment reserves	-	-	7.5	-	-	7.5	-	7.5
Dividends	-	(75.6)	-	-	(0.7)	(76.3)	-	(76.3)
Transfers	33.4	(30.4)	(3.1)	-	-	-	-	-
Changes in treasury shares	-	(358.9)	-	119.2	-	(239.7)	-	(239.7)
Changes in scope	-	-	-	-	0.4	0.4	-	0.4
Balance at the end of 2008	502.9	1,084.6	(119.0)	(177.7)	41.7	1,332.4	-	1,332.4
Result of the period	-	73.8	-	-	6.7	80.5	-	80.5
Other comprehensive income for the period	-	-	19.9	-	5.7	25.6	-	25.6
Total comprehensive income for the period	-	73.8	19.9	-	12.4	106.1	-	106.1
Changes in share-based payment reserves	-	-	2.8	-	-	2.8	-	2.8
Dividends	-	(73.0)	-	-	(1.1)	(74.1)	-	(74.1)
Changes in treasury shares	-	0.6	-	(0.6)	-	-	-	-
Changes in scope	-	-	-	-	(0.5)	(0.5)	-	(0.5)
Balance at the end of 2009	502.9	1,086.0	(96.4)	(178.4)	52.5	1,366.7	-	1,366.7

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the changes in equity and the cash flow statement have not been restated.

Consolidated cashflow statement

(in million €)	2008	2009
Profit from continuing operations	128.5	84.7
Adjustments for profit of equity companies	(8.2)	9.0
Adjustment for non-cash transactions	221.1	118.8
Adjustments for items to disclose separately or under investing and financing cashflows	78.4	36.8
Change in working capital requirement	10.0	201.8
Cashflow generated from operations	429.8	451.2
Dividend received	16.4	4.6
Tax paid during the period	(75.9)	(5.1)
Net cashflow generated by (used in) operating activities	370.3	450.7
Acquisition of property, plant and equipment	(204.8)	(169.7)
Acquisition of intangible assets	(11.2)	(20.8)
Acquisition of new subsidiaries, net of cash acquired	(1.1)	
Acquisition of / capital increase in associates	(11.7)	(5.4)
Acquisition in additional shareholdings in subsidiaries	(0.3)	(0.5)
Acquisition of financial assets	(1.4)	(5.2)
New loans extended	(0.2)	(11.5)
Sub-total acquisitions	(230.7)	(213.1)
Disposal of property, plant and equipment	16.1	13.9
Disposal of intangible assets	0.1	(0.1)
Disposal of subsidiaries and associates, net of cash disposed	30.2	-
Disposal of financial fixed assets	4.1	7.0
Repayment of loans	5.1	-
Sub-total disposals	55.7	20.8
Net cashflow generated by (used in) investing activities	(175.0)	(192.3)
Capital increase (decrease) minority	0.6	-
Own shares	(239.7)	-
Interest received	5.8	5.6
Interest paid	(36.7)	(20.6)
New loans and repayments	180.2	(228.9)
Dividends paid to Umicore shareholders	(74.3)	(73.8)
Dividends paid to minority shareholders	(0.7)	(1.1)
Net cashflow generated by (used in) financing activities	(164.8)	(318.7)
Effect of exchange rate fluctuations	6.4	(5.0)
Net cashflow from continuing operations	37.0	(65.4)
Net cash and cash equivalents at the beginning of the period	211.4	248.4
Cash to discontinued operations	-	(2.7)
Net cash and cash equivalents at the end of the period	248.4	180.3
of which cash and cash equivalents	254.9	185.3
of which bank overdrafts	(6.6)	(5.0)

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the changes in equity and the cash flow statement have not been restated.

The "Change in working capital requirement" definition has been adjusted. The impact on the period of the mark to market of the transactional hedging position has been transferred to the line "Adjustments for non cash transactions". 2008 has been restated accordingly.

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Condensed segment information 2008
(in million €)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	1,000.5	3,399.7	5,164.2	691.2	38.2	(1,169.7)	9,124.0
of which external turnover	982.9	3,267.2	4,145.3	690.5	38.2	-	9,124.0
of which inter-segment turnover	17.6	132.5	1,018.9	0.8	-	(1,169.7)	-
Recurring EBIT	71.1	103.1	183.7	46.6	(49.9)	-	354.6
of which from operating result	52.4	88.3	183.7	44.9	(46.7)	-	322.6
of which from equity method companies	18.7	14.8	-	1.7	(3.2)	-	32.0
Non-recurring EBIT	(15.9)	(11.9)	(3.2)	(17.1)	(53.9)	-	(101.9)
of which from operating result	(3.8)	(11.9)	(3.2)	(15.5)	(49.7)	-	(84.1)
of which from equity method companies	(12.1)	-	-	(1.5)	(4.2)	-	(17.8)
IAS 39 effect on EBIT	(6.9)	(0.9)	1.5	2.8	-	-	(3.6)
of which from operating result	(1.0)	(0.9)	1.5	2.8	-	-	2.3
of which from equity method companies	(5.9)	-	-	-	-	-	(5.9)
Total EBIT	48.3	90.3	182.0	32.3	(103.8)	-	249.1
of which from operating result	47.6	75.5	182.0	32.2	(96.4)	-	240.9
of which from equity method companies	0.7	14.8	-	0.1	(7.4)	-	8.2
Capital expenditure	52.3	73.3	60.9	18.5	11.0	-	216.0
Depreciation & amortization	22.7	31.7	32.0	17.2	9.1	-	112.7
Non-cash expenses (income) other than depreciation	8.4	(9.6)	(4.1)	2.0	1.0	-	(2.3)
Impairment losses (reversal of impairment losses)	6.8	22.1	8.2	14.7	76.0	-	127.8

The figures of Precious Metals Products & Catalysts, Zinc Specialties and the total have been restated for discontinued operations, except capital expenditure.

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Condensed segment information 2009
(in million €)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	547.4	2,340.3	4,178.1	517.2	17.5	(663.0)	6,937.4
of which external turnover	541.4	2,251.2	3,610.7	516.6	17.5	-	6,937.4
of which inter-segment turnover	5.9	89.1	567.4	0.6		(663.0)	-
Recurring EBIT	21.6	32.7	104.7	29.5	(42.2)	-	146.4
of which from operating result	16.5	42.2	104.7	26.5	(37.4)	-	152.5
of which from equity method companies	5.1	(9.5)	-	3.1	(4.8)	-	(6.1)
Non-recurring EBIT	(6.5)	(10.0)	(8.7)	17.5	(3.6)	-	(11.4)
of which from operating result	0.8	(10.1)	(8.7)	15.9	-	-	(2.0)
of which from equity method companies	(7.4)	-	-	1.5	(3.6)	-	(9.4)
IAS 39 effect on EBIT	13.5	1.8	0.8	(10.0)	-	-	6.2
of which from operating result	7.0	1.8	0.8	(10.0)	-	-	(0.4)
of which from equity method companies	6.5	-	-	-	-	-	6.5
Total EBIT	28.6	24.5	96.8	37.0	(45.7)	-	141.2
of which from operating result	24.3	34.0	96.8	32.5	(37.4)	-	150.1
of which from equity method companies	4.3	(9.5)	-	4.6	(8.4)	-	(9.0)
Capital expenditure	51.0	62.6	45.7	16.8	14.4	-	190.5
Depreciation & amortization	20.8	34.2	36.8	17.1	7.4	-	116.3
Non-cash expenses (income) other than depreciation	(5.1)	15.2	9.4	14.5	1.4	-	35.4
Impairment losses (reversal of impairment losses)	(7.7)	(4.2)	(2.0)	(20.7)	1.1	-	(33.5)

The battery recycling activities, previously reported under Precious Metals Products & Catalysts were transferred to Precious Metals Services in 2009.

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Impact of IAS 39 & non-recurring elements
(in million €)

	Continuing total	of which: Recurring	Non-recurring	IAS 39 effect
2008				
Profit from operations	240.9	322.6	(84.1)	2.3
of which income from other financial investments	(68.1)	2.3	(70.5)	-
Result of companies accounted for using the equity method	8.2	32.0	(17.8)	(5.9)
EBIT	249.1	354.6	(101.9)	(3.6)
Finance cost	(52.0)	(52.8)	-	0.8
Tax	(66.9)	(72.9)	7.0	(1.1)
Net result	130.3	229.0	(94.9)	(3.8)
of which minority share	6.2	6.8	(0.5)	(0.2)
of which Group share	124.1	222.1	(94.4)	(3.6)
2009				
Profit from operations	150.1	152.5	(2.0)	(0.4)
of which income from other financial investments	0.5	0.1	0.4	-
Result of companies accounted for using the equity method	(9.0)	(6.1)	(9.4)	6.5
EBIT	141.2	146.4	(11.4)	6.2
Finance cost	(35.9)	(33.7)	-	(2.2)
Tax	(20.6)	(24.6)	2.6	1.5
Net result	84.7	88.1	(8.8)	5.4
of which minority share	6.7	6.2	0.1	0.4
of which Group share	78.0	81.9	(8.9)	5.0

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Glossary

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any write-downs on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT – non-recurring EBIT – IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or c) Derivatives embedded in executory contracts , which implies that the change in fair value on the embedded derivatives must be recognized in the income statement as opposed to the executory component where the fair value change in the income statement cannot be recognized.
EBITDA	EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.
Revenues (excluding metal)	All revenue elements – value of purchased metals.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed.
Capital employed	Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.
Average capital employed	For half years: average of capital employed at start and end of the period. For full year: average of the half year averages.
Capital expenditure	Capitalized investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities – extensions/repayments of loans granted in a non-operating context.
Net financial debt	Non current financial debt + current financial debt – cash and cash equivalents – loans granted in a non-operating context.
Gearing ratio	Net financial debt / (net financial debt + equity of the Group)
R&D expenditure	Gross research and development charges, including capitalised costs

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EPS	Earnings per share for equity holders.
EPS, basic	Net earnings, Group share / average number of (outstanding shares – treasury shares).
EPS, diluted	Net earnings, Group share / (average number of (outstanding shares – treasury shares) + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of (outstanding shares – treasury shares).
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of (outstanding shares – treasury shares) + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

The above financial definitions relate to non-IFRS performance indicators except for 'EPS, basic' and 'EPS, diluted'.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

umicore

For more information

Director of Group Communications

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Investor relations

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media relations

Mr. Bart CROLS - +32 2 227 71 29 - bart.crols@umicore.com

Financial calendar

27 April 2010	AGM and 2010 1st quarter trading update
6 August 2010	2010 half year results publication
20 October 2010	2010 3rd quarter trading update
10 February 2011	2010 full year results publication

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50 % of its revenues and spends approximately 80 % of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 6.9 billion (€ 1.7 billion excluding metal) in 2009 and currently employs some 13,700 people.

A conference call and audio webcast will take place today at 14:00 CET in Brussels.
Please visit: http://www.investorrelations.umicore.com/en/financialCalendar/ConfCall20100211.htm